

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 1, 2010

<u>Via U.S. Mail</u>

Mr. Glenn A. Kermes
Chief Financial Officer
Winland Electronics, Inc.
1950 Excel Drive
Mankato, MN   56001

> **Re: Winland Electronics, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 19, 2010**
> **File No. 1-15637**

Dear Mr. Kermes:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief